Registration No.

As filed with the Securities and Exchange Commission on August 15, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioCancell Ltd.
(Exact name of registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

Beck Science Center
8 Hartom St., Har Hotzvim
Jerusalem 97775, Israel
 (Address of Principal Executive Offices) (Zip Code)

2011 BioCancell Compensation Plan
(Full Title of the Plan)

Corporation Service Company
2711 Centerville Road, Suite 4000
Wilmington, DE  19808
 (Name and address of agent for service)

Copy of Communications to:
Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Phone: +972-3-607-4444
Fax: +972-3- 607-4422

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Ordinary Shares, NIS 0.01 par value per share	3,240,564 (1)	$0.19 (2)	$615,707.16 (2)	$70.56

(1)       Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional Ordinary Shares that become issuable under the 2011 BioCancell Compensation Plan by reason of any stock dividend, stock split, recapitalization or any other similar transaction.

(2)       Estimated pursuant to Rule 457(c) and (h) under the Securities Act solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the registrant‘s ordinary shares on the Tel Aviv Stock Exchange Ltd. on August 14, 2012.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM  1.       PLAN INFORMATION.*

ITEM  2.       REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *
___________________
* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act of 1933, as amended, or the Securities Act, and the Introductory Note to Part I of Form S-8.

 PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM  3.       INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with or furnished to the Securities and Exchange Commission (the “Commission”) by BioCancell Ltd., a company organized under the laws of Israel (the “Company” or the “Registrant”), are incorporated herein by reference and made a part hereof:

(1)	the Company’s Rule 424(b)(3) prospectus filed on June 7, 2012; and

(2)	the Company’s Reports on Form 6-K furnished to the Commission on July 23, 2012, August 9, 2012 and August 13, 2012.

All documents or reports subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and to the extent designated therein, certain reports on form 6-K, furnished by the Company, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents or reports. Any statement in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document or report which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM  4.       DESCRIPTION OF SECURITIES

The authorized share capital of the Company consists of 250,000,000 ordinary shares, NIS 0.01 par value per share.

Holders of the Company's ordinary shares are entitled to one vote per share on all matters on which holders of the Company are entitled to vote.  Because holders of the Company's ordinary shares do not have cumulative voting rights, the holders of a majority of the shares of the Company's ordinary shares represented, in person or by proxy, at a meeting for the election of directors can elect all of the directors.  All the Company's ordinary shares have equal rights as for the amounts paid for with respect to distribution of dividend, bonus shares and any other distribution.

ITEM  5.       INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM  6.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided the articles of association of the company allow it to do so. Our articles of association allow us to do so.

The Companies Law permits indemnification of reasonable litigation expenses as well, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either: (i) concluded without the imposition of any financial liability in lieu of criminal proceedings; or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of malice aforethought, or in connection with financial sanctions. In addition, the Companies Law permits indemnification of reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An undertaking by a company to indemnify an office holder must be limited to events which its board of directors deems to be foreseeable in light of the company’s actual operations at the time of the undertaking and limited to a sum or criterion that the board of directors determines to be reasonable under the circumstances, and the undertaking must delineate those events and such sum or criterion which the board determined to be reasonable. These conditions apply only to undertakings to indemnify an office holder for financial liabilities imposed by judgments but not for litigation expenses.

The Companies Law provides that a company may not indemnify an office holder for, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was done intentionally or recklessly, excluding mere negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine, financial sanction or forfeit levied against the office holder.

In addition, according to the Israeli Securities Law, 1968 (the "Securities Law"), an Israeli company may not insure, directly or indirectly, an office holder against administrative enforcement procedures, financial sanctions or arrangements, instituted by the Israeli Securities Authority, pursuant to chapters H'1, H'2 and I'1 of the Securities Law. Moreover, an Israeli company may not indemnify against, or repay, directly or indirectly, any financial sanction imposed in connection with such proceedings, and its controlling shareholder may not indemnify against, or repay, any financial sanction imposed on the company, a senior office holder (as defined in the Securities Law) or an employee of the company. However, an Israeli company may indemnify or insure a person against certain payments to third parties in connection with such proceedings, as well as against reasonable litigation expenses, including attorneys’ fees.

Pursuant to the Companies Law, indemnification of and procurement of insurance coverage for our office holders must be approved by our audit committee and board of directors and, for indemnification and insurance for directors, also by our shareholders.

Subject to the provisions of the Companies Law, under the Company's Articles of Association, the Company is permitted to exempt in advance any director or officer from any liability to the Company attributed to damage caused by breach of the director’s or officer’s duty of care owed to the Company, except for such breach of duty of care in distribution (as defined by the Companies Law). Subject to the provisions of the Companies Law, the Company may procure directors’ and officers’ liability insurance for the following:

•	breach of duty of care by any director or officer owed to the Company or any other person;.

•
breach of fiduciary duty by any director or officer owed to the Company, provided that such director or officer acted in good faith and had a reasonable basis to assume that the action would not harm the best interests of the Company; or

•	a monetary liability imposed on the director or officer in favor of a third party due to activities carried out in his capacity as a director or officer of the Company.

            Subject to the provisions of the Companies Law, the Company may undertake retroactively to indemnify a director or company officer in respect of a liability or expense imposed on him or incurred by him as a result of an act carried out in his capacity as a director or officer of the Company. Such indemnity may be issued in respect of a liability or expense as follows:

•	a monetary liability imposed on the director or officer in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer due to an inquiry he was under or a proceeding filed against him by an authority, that ended without filing a charge sheet and without having incurred any monetary liability as an alternative to the criminal proceedings, or that ended without filing a charge sheet but with an imposition of a monetary liability as an alternative to the criminal proceedings in an offense not requiring proof of mens rea;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer charged to him by the court, in a proceeding filed against him by or on behalf of the Company or by any other person, or for a criminal charge from which he was acquitted or for a criminal charge in which he was found guilty of an offense not requiring proof of mens rea; or

•
any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of a director or officer of the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Subject to the provisions of the Companies Law, the Company may undertake in advance to indemnify a director or officer in respect of a liability or expense imposed on him as a result of an act carried out in his capacity as a director or officer, provided that the undertaking will be limited as follows:

•
a monetary liability imposed on the director or officer in favor of a third party under a judgment, including a judgment by way of compromise or a judgment of an arbitrator approved by a court. However, such undertaking will be limited to the kinds of events that in the board of director’s opinion are foreseeable at the time of the issue of the undertaking and will be limited to the amount determined by the board of directors as reasonable under the circumstances, and that the kinds of events and the amounts will be mentioned in such undertaking in writing;

•
reasonable litigation expenses, including attorney’s fees incurred by the director or officer due to an inquiry he was under or a proceeding filed against him by an authority, that ended without filing a charge sheet and without having incurred any monetary liability as an alternative to the criminal proceedings, or that ended without filing a charge sheet but with an imposition of a monetary liability as an alternative to the criminal proceedings, in an offense not requiring proof of mens rea;

•
reasonable litigation expenses, including attorney’s fees, incurred by the director or officer or charged to him by the court, in a proceeding filed against him by or on behalf of the Company or by any other person, or for a criminal charge from which he was acquitted or for a criminal charge in which he was found guilty of an offense not requiring proof of mens rea; and

•
any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law

Subject to the provisions of the Companies Law, under the Company's Articles of Association, the maximum indemnification amount payable by the Company to its directors and office holders who are entitled to receive indemnity as set out above, shall not exceed in the aggregate, the following amounts:

•
NIS 2 million, if the Company's Equity Capital (as defined hereinafter) is lower than NIS 32 million (including to the extent the Company's equity capital is negative) and the Company's ‘working capital’ (as hereinafter defined) is negative;

•
NIS 8 million, if the Company's Equity Capital is lower than NIS 32 million (including to the extent the Company's equity capital is negative) and the Company's Working Capital (as defined hereinafter) is positive; or

•	25% of the Company's Equity Capital and in no case more than NIS 40 million, if the Company's Equity Capital is NIS 32 million or more.

Equity Capital means the consolidated equity capital of the Company according to the Company's last consolidated financial statements, as existing as of the date of the actual payment under the indemnification letter.  Working Capital means the surplus of the Company's assets over its liabilities, as of the Company's last consolidated financial statements, as existing as of the date of the actual payment under the indemnification letter.

ITEM  7.         EXEMPTION FROM REGISTRATION CLAIMED

  Not applicable.

ITEM  8.         EXHIBITS.

See Exhibit Index following the signature page.

ITEM  9.         UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on the 15 day of August, 2012.

BIOCANCELL LTD.

By:	/s/ Jonathan Burgin
Name: Jonathan Burgin
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 15 day of August, 2012.

Signature	Title

/s/ Jonathan Burgin Jonathan Burgin	Chief Executive Officer (principal executive officer)

/s/ Or Dolev	Controller (principal financial and accounting officer)
Or Dolev

/s/ Aharon Schwartz	Chairman of the Board
Aharon Schwartz

/s/ Ruben Krupik	Director
Ruben Krupik

Ofer Goldberg	Director

/s/ Abraham Hochberg	Director
Abraham Hochberg

Aviv Boim	Director

/s/ Hanoch Rappaport	Director
Hanoch Rappaport

BIOCANCELL THERAPEUTICS INC. Authorized U.S. Representative By: /s/ Jonathan Burgin Jonathan Burgin Chief Executive Officer August 15, 2012

EXHIBIT INDEX

Exhibit Number	Description	Manner of Filing

3.1	English translation of the Articles of Incorporation	Incorporated by reference.
of the Company (incorporated by reference to Annex
C to the Rule 424(b)(3) prospectus, filed with the
Commission on June 7, 2012)

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy,	Filed herewith.
Greenberg & Co.

23.1	Consents of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International	Filed herewith.

23.2	Consent of Gross, Kleinhendler, Hodak, Halevy,	Filed herewith.
Greenberg & Co. (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)	Filed herewith.

99.1	Summary Translation of 2011 BioCancell Compensation Plan	Filed herewith.